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WHY STOCKHOLDERS SHOULD REJECT CAPITAL SENIOR LIVING CORP.'S DILUTIVE AMENDED TRANSACTIONS

PRESENTATION PREPARED BY ORTELIUS ADVISORS L.P.
OCTOBER 2021

DISCLAIMER

The materials contained herein (the “Materials”) represent the opinions of Ortelius Advisors, L.P. and certain of its affiliates (collectively, “Ortelius Advisors” or “Ortelius”) and are based on publicly available information with respect to Capital Senior Living Corporation (“CSU”, “Capital Senior Living” or the “Company”). Ortelius Advisors recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ortelius Advisors’ conclusions. Ortelius Advisors reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ortelius Advisors disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ortelius Advisors herein are based on assumptions that Ortelius Advisors believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Ortelius Advisors currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of Ortelius Advisors from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ortelius Advisors discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ortelius Advisors expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ortelius Advisors. Although Ortelius Advisors believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ortelius Advisors will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ortelius Advisors has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Nothing in this presentation should be construed to indicate the involvement of any person as a participant in our solicitation of proxies in connection with the Special Meeting except as stated in our definitive proxy statement. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to any transaction or otherwise. In addition, any potential transaction or rights or securities offering will be subject to negotiations between parties thereto, and unless and until a definitive agreement has been executed and delivered, no contract or agreement providing for such a transaction between any entities named herein or offering involving any such entities shall be deemed to exist.

THE BACKDROP OF CSU'S AMENDED TRANSACTIONS

CSU's Board, which has presided over years of value destruction, ran a deeply flawed review of the Company's capital needs and financing options during the first half of 2021 without a Chief Financial Officer and without engaging a broad cross-section of current stockholders

Despite improving business fundamentals and modest near-term maturities, the Board agreed to a series of costly, dilutive and outsized transactions in July of 2021 (the "Original Transactions") that would effectively give away control to Conversant Capital and handsomely reward existing management

On Friday, October 1st after market close, CSU disclosed amended transaction terms (the "Amended Transactions") that do even more harm to ordinary CSU stockholders, further diluting them by selling additional shares of CSU to Conversant at even lower prices and contracting away the control of a majority of the Board

We urge stockholders to REJECT the Amended Transactions on our GOLD PROXY CARD at CSU's Special Meeting – we believe this will allow the Board to assess available alternatives that are more affordable and equitable

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WHY ORTELIUS OPPOSES CSU'S AMENDED TRANSACTIONS

We want to ensure stockholders are armed with key facts surrounding the Amended Transactions, which would:

x   [Sell CSU stock at $25/share via the PIPE](), **compared to the original deal's $40/share Series A Conversion Price**

x   [Sell CSU stock at $30/share via the backstop commitment](), **compared to the original deal's $40/share Series A Conversion Price**

x   [Issue Backstop Premium Shares that provide a "break-up fee" equal to 6% of the Company to Conversant and a "backstop fee" equal to 1% of the Company to Arbiter](), **each as of today and payable even if the Amended Transactions do not close**

x   [Be a change of control transaction,]() **with no accompanying go shop period**

x   [Sell control of the Board to Silk and Conversant]() **by granting Silk two Board seats and Conversant four Board seats**

x   [Award Conversant 1.03 million shares]() **via new warrants**

> *THE TAKEAWAY: THE TERMS OF THE AMENDED DEAL WOULD FURTHER DILUTE STOCKHOLDERS, SELLING MORE OF THE COMPANY TO CONVERSANT AT A STEEPER DISCOUNT*

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THE AMENDED TRANSACTIONS ARE EVEN WORSE FOR STOCKHOLDERS

The Board struck a bad deal on July 22nd sending the stock price plummeting, then re-cut a new deal on October 1st that sells even more of the Company to Conversant at even lower prices

	Amended Transactions			Original Transactions		
Summary	Amount raised ($mm)	Exercise price per share	New shares (mm)	Amount raised ($mm)	Exercise price per share	New shares (mm)
Conversant convertible preferred	$41.25	$40.00	1.03	$82.5	$40.00	2.06
Conversant PIPE	41.25	✖ $25.00	1.65	--	--	--
Rights offering	72.3	$30.00	2.41	70.0	$32.00	2.19
Total cash raised	$154.8		5.09	$152.5		4.25
Other features						
Conversant backstop premium shares, if no deal	na	na	✖ 0.13	--	--	--
Conversant's de facto breakup fee as % of current shares outstanding			6.0%			
Conversant warrants, cashless exercise	na	$40.00	✖ 1.03	--	--	--
Equity accordion	$25.0	$40.00	0.63	$25.0	$40.00	0.63
Rights offering backstop						
Conversant backstop, convertible preferred	--	--	--	$42.5	$40.00	1.06
Conversant backstop, common stock	$50.5	✖ $30.00	1.68	--	--	--
Arbiter backstop, common stock	5.0	✖ $30.00	0.17	--	--	--
Total backstop	$55.5		1.85	$42.5		1.06
Conversant backstop premium shares, if deal closes	na	na	0.17	--	--	--
Arbiter backstop premium shares awarded	na	na	0.02	--	--	--
Total premium shares awarded			✖ 0.19			
Total premium shares awarded as % of current shares outstanding			8.8%			
Silk rights participation commitment	$12.3	$30.00	0.41	--	--	--
Arbiter rights participation commitment	$5.0	$30.00	0.17	--	--	--
Governance						
Conversant board seats	4			3 to 5		
Silk board seats	2			0		
Conversant & Silk combined board seats	✖ 6			3 to 5		

Note: Under the Amended Transactions, Conversant's convertible preferred shares are redeemable after 3.5 years instead of 5, and the preferred dividend rate is 11% instead of 11-15%.

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STOCKHOLDERS WILL SUFFER ADDITIONAL DILUTION UNDER THESE TRANSACTIONS

Conversant ends up with even more of the Company under the Amended Transactions

Amended Transactions	Original Transactions
x The Series A Preferred Stock, Common Stock and Warrants to be sold to Conversant will initially represent between 2,855,925 and 6,195,806 shares of Common Stock on an as-converted basis	x The Series A Preferred Stock to be sold to Conversant will be initially convertible into between 2,062,500 and 3,750,000 shares of Common Stock
x This represents between approximately 38.2% and 67.9% of CSU Common Stock immediately after the Transactions on an as-converted basis	x This represents between approximately 32.01% and 63.12% of CSU Common Stock immediately after the issuance of such Series A Preferred Stock on an as-converted basis

BOTTOM LINE: THE BOARD'S DEALS WITH CONVERSANT HAVE BEEN FLAWED FROM DAY 1 – IT IS TIME TO REJECT THE AMENDED TRANSACTIONS AND NEGOTIATE WITH REASONABLE PARTIES

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CSU DOES NOT FACE FINANCIAL RUIN WITHOUT THE $154.8 MILLION LINKED TO THE AMENDED TRANSACTIONS

We Urge Stockholders to Focus on the Facts

✓ The Company has less than $50 million of debt coming due in the next 6 months

✓ The Company's debt maturities are overcollateralized by the value of its substantial real estate holdings

✓ The vast majority of the Company's near-term debt is non-recourse to the parent company

✓ The Company extended its $40.5 million bridge loan with BBVA USA Bancshares, Inc. ("BBVA") in August for one year on similar terms

✓ As the pandemic eases, the Company's fundamentals and capital position are clearly improving

✓ Ortelius highlighted in its September 13th letter that it is convinced CSU will have viable financing alternatives if the proposed transactions are voted down at the Special Meeting

Since the Board signed away its right to pursue more affordable and equitable financing when it entered into the Original Transactions and the Amended Transactions, management apparently feels obligated to paint an overly-dire financial picture for the Company's stockholders

DESPITE ITS LIQUIDITY CLAIMS, CSU HAS MANAGEABLE NEAR-TERM DEBT MATURITIES

Although the Board claims CSU faces financial ruin without the Amended Transactions, the Company has modest near-term maturities and substantial real estate value backing its debt



Debt Maturity Schedule as of 8/12/2021[1]

Legend: Net Book Value Of Real Estate [2] · Bridge Loans [3] · Promissory Note · Non-Recourse Mortgage Debt

	Dec 2021	2022	2023	2024	2025	2026 & After
Net Book Value of Real Estate	$33.9M	$99.6M	$12.4M	$203.2M	$134.2M	$283.5M
Total	$31.5M	$94.7M	$10.5M	$153.0M	$118.0M	$296.9M
Promissory Note		$17.3M				
Non-Recourse Mortgage Debt		$36.9M				
Bridge Loans		$40.5M				

[1] Capital Senior Living Investor Presentation, dated July 22, 2021.
[2] Capital Senior Living's FY 2019 Form 10-K. These figures were not disclosed in FY 2020's Form 10-K.
[3] December 2021 bridge loan from Fifth Third Bank has 25% corporate guarantee. December 2022 bridge loan from BBVA has 100% corporate guarantee.

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THE NEW PROXY GLARINGLY OMITS THE BBVA LOAN EXTENSION

The Company touts its impending debt maturities in an apparent scare tactic, while failing to mention it successfully extended the $40.5 million bridge loan with BBVA, which has significantly lowered its capital needs

August 12, 2021

The Company issues a press release stating,

"In August 2021, the Company executed a one year extension of the Company's $40.5 million loan agreement with BBVA, which was previously scheduled to mature in December 2021 and includes the option to extend an additional six months if certain financial criteria are met. The loan agreement extension includes a waiver for non-compliance with certain financial ratios."

UPDATE TO BACKGROUND OF THE TRANSACTIONS

The following information supplements the existing disclosures contained under the heading "Background of the Transactions" beginning on page 9 of the Original Proxy Statement.

On August 9, 2021, Ortelius Advisors L.P. ("Ortelius") delivered a letter to the Board expressing its opposition to the transactions contemplated by the Original Investment Agreement (the "Original Transactions") and issued a press release attaching the letter.

Also on August 9, 2021, Ortelius and its affiliates (the "Ortelius 13D Parties") filed Amendment No. 2 to their Schedule 13D, disclosing that they had acquired additional shares of the Company's Common Stock and beneficially owned approximately 11.7% of the outstanding Common Stock.

On August 10, 2021, the Company issued a press release confirming that it had received the letter from Ortelius and that the Company values constructive engagement with its stockholders and is committed to maximizing stockholder value.

On August 12, 2021, the Ortelius 13D Parties filed Amendment No. 3 to their Schedule 13D, disclosing that they had acquired additional shares of the Company's Common Stock and beneficially owned approximately 12.7% of the outstanding Common Stock.

On August 13, 2021, the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which indicated, among other things, that there was substantial doubt about the Company's ability to continue as a going concern for the 12-month period following the date that the interim June 30, 2021 financial statements were issued as a result of several conditions including:

- uncertainty around the continued impact of the COVID-19 pandemic on the Company's operations and financial results;
- $121.3 million of debt maturing in the next 12 months, which includes $72.0 million due in December 2021, $37.0 million due in the second quarter of fiscal 2022 and $12.3 million of debt service payments;
- the Company's working capital deficiency; and
- noncompliance with certain financial covenants of its loan agreements with Fifth Third Bank covering two properties at June 30, 2021, March 31, 2021, December 31, 2020 and September 30, 2020 and noncompliance with certain financial covenants of its loan agreements with BBVA, covering three properties at June 30, 2021 and December 31, 2020.

On August 16, 2021, the Company filed with the SEC its preliminary proxy statement relating to the special meeting of stockholders to approve the Original Transactions.

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9

WE BELIEVE SUPERIOR FINANCING ALTERNATIVES EXIST

If stockholders vote down the proposed transactions, we are confident CSU will be able to readily access more affordable alternatives to sufficiently address near-term capital needs

We believe CSU could raise up to $70 million through an equity rights offering that is decoupled from the Conversant Capital deal

- Ortelius is prepared to participate as a backstop and subscribe well beyond its pro rata stockholdings in a new equity rights offering

- Ortelius believes other established and well-capitalized investors, including Caligan Partners, would be interested in participating as a backstop for the rights offering

- Our interactions with other investors lead us to believe that there is ample interest in a rights offering which does not have the overhang of a priming security, punitive dilution and looming change-in-control of the business

- We believe up to $70 million could be raised in Q4 2021

We believe CSU could raise up to $70 million or more via combined debt and equity financing that is less costly than the Conversant Capital deal

- Ortelius has received a non-binding term sheet from an established, credit-focused manager with more than $10 billion in capital for an approximately $46 million bridge loan that would be made to CSU[1]

- The term sheet includes an interest rate and provisions that are far less burdensome than Conversant Capital's interim financing

- Given CSU is a public company with significant disclosures, we believe the lender that provided the term sheet, or an alternative lender with similar experience, would be able to conduct expedited confirmatory diligence as soon as the Board provided authorization and sized its capital needs

[1] Subject to confirmatory due diligence.

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MANAGEMENT, CONVERSANT, SILK AND ARBITER STAND TO BENEFIT AT THE EXPENSE OF EXISTING STOCKHOLDERS

ALL PARTIES EXCEPT EXISTING STOCKHOLDERS BENEFIT FROM THE AMENDED TRANSACTIONS

There appears to be a consistent and growing pattern whereby Conversant pays off those who stand as obstacles to gain control of the Company at a take-under price

 **Management not only receives** a cash retention bonus, but stock options that are immunized from the deal's vast equity dilution **and restruck to provide a greater pro forma share of the Company**

 **Majority control of the Board will be sold** to Conversant and Silk

 **Arbiter is being paid additional fees** for a nonsensical "backstop commitment" that provides no additional economic value

CSU IS GRANTING SHARE ISSUANCES TO MANAGEMENT AND ARBITER, AS WELL AS GOVERNANCE PRIVILEGES TO SILK AS ENTRENCHMENT TOOLS TO SUPPORT THE EXISTING BOARD

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CSU WILL AWARD SENIOR MANAGEMENT DISPROPORTIONATELY LARGE BONUSES UPON THE CLOSING

Ortelius finds it appalling that the Board wants to grant certain senior management a sizable amount of stock – without subjecting these individuals to the same dilution as current stockholders

797,699 Shares

$4.2M Cash

- The Board has proposed increasing the number of shares of stock the Company may issue under the Company's 2019 Stock and Incentive Plan from 150,000 shares to 797,699 shares
- Astoundingly, **such changes could give management an even greater pro forma share of the Company**
  - **150,000 incentive plan shares ÷ 2,190,599 shares outstanding = 6.8% existing share**
  - **797,699 PF incentive plan shares ÷ 7,473,475 PF shares outstanding = 10.7% pro forma share**

- We consider it outrageous that the Board has **approved a $4.2 million cash retention pool for certain employees**
- Ortelius contends that executives such as CEO Kimberly S. Lody, **who would personally receive a $1.6 million bonus**, should not be receiving lavish retention payments as part of **rescue financing purportedly being pursued to help the Company avert distress**

Accepting material compensation for just doing their jobs, while claiming that the Company is in dire straits, suggests the Company's executives are tone-deaf and misaligned with stockholders

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SILK PIVOTED AWAY FROM ITS ORIGINAL POSTURE TO RECEIVE A DISPROPORTIONATE SHARE OF BOARD SEATS

Majority control of the Board will be sold to Silk and Conversant

SEPTEMBER 13, 2021

> " *The Reporting Persons believe that an underwritten shareholder rights offering could offer superior value to the currently proposed transaction.* "

- Silk Partners, Form 13-D/A filed with the SEC

OCTOBER 1, 2021



Silk receives 2 Board seats along with Conversant's 4 Board seats, for a combined 6 out of pro forma 9

- o Conversant and Silk will now gain even more Board seats on a combined basis
- o Conversant would have received 3 to 5 board seats under the original deal



Silk seems to have been awarded an extra board seat, as its pro forma board influence is disproportionately large vis-à-vis its pro forma economic stake

- o 2 of 9 seats = 22% voting control
- o Silk's pro forma ownership stake of 8-10% should warrant only 1 seat

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ARBITER WIL RECEIVE "BACKSTOP PREMIUM SHARES" IN EXCHANGE FOR PROVIDING NO ADDITIONAL ECONOMIC VALUE

Arbiter will receive 1% of the Company in exchange for a backstop with no value add

 Arbiter has committed to purchasing at least $5 million of common stock in the rights offering, which is an amount **LESS THAN** its pro rata share

- **Its pro rata share would actually be a commitment of $9.9 million:**

  299,385 shares owned

  x 1.1 shares per common stock right

  <u>x $30 per share</u>

  $9.9 million

 Arbiter has also committed to backstopping $5 million of the rights offering, and in exchange, will receive 17,292 "backstop premium shares" (or 1% of the Company today)

- Instead of bifurcating its aggregate $10 million obligation as a commitment of $5 million and a backstop of $5 million, **Arbiter could simply commit to participating in the rights offering for 100% of its pro rata share**, which would come to approximately the same dollar value

> *Furthermore, this is essentially a new break-up fee, as Arbiter will receive these shares even if the rights offering does not go through*

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DEBUNKING THE BOARD'S ASSERTIONS THAT THE AMENDED TRANSACTIONS PROVIDE "MORE ALIGNMENT" WITH STOCKHOLDERS

The reality is that the Amended Transactions just further dilute CSU stockholders

x **The Board has validated Ortelius's assertion that** Conversant's convertible preferred issuance operates as a loan-to-own cram-down of existing stockholders

x **Ortelius has always maintained the position that** Conversant's convertible preferred stock is grossly misaligned with existing stockholders

x **The convertible preferred stock's** 11% dividend rate is still egregious and above market

   x If preferred dividends are paid-in-kind, stockholders will 1) suffer an additional 6% equity dilution over 3.5 years, assuming the accordion feature is not exercised, or, 2) suffer an additional 8% equity dilution over 3.5 years if the accordion feature is fully exercised

x **Instead of issuing stock at $40 per share, the Board has now agreed to sell stock at $25 per share via the PIPE,** causing even more dilution and more than negating any benefit to existing stockholders[1]

businesswire
A BERKSHIRE HATHAWAY COMPANY

Capital Senior Living Enters into Amended and Restated Investment Agreement with Conversant Capital

Amended Transactions Benefits

- **Certainty of proceeds** – Backstop and participation agreements for rights offering provide certainty of total capital raised
- **Common equity PIPE** – Half of Conversant's private placement via common equity provides for less convertible preferred stock and more alignment with existing shareholders
- **Rights offering backstopped with common equity** – Common equity backstop holds constant the amount of convertible preferred, and together with the private placement, guarantees more than $113 million raised in the form of common equity
- **Smaller convertible preferred with improved terms** – Smaller convertible preferred stock component, which is capped at $41.25 million with a fixed dividend of 11%

Amended Transactions Details

- $82.5 million private placement to an affiliate of Conversant consisting of $41.25 million of common stock at $25 per share and $41.25 million of newly designated Series A Convertible Preferred Stock

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[1] Per share Series A Conversion Price.

CSU'S AMENDED TRANSACTIONS INCLUDE ENTRENCHMENT TOOLS TO PROTECT THE BOARD, DISGUISED AS "BACKSTOP PREMIUM SHARES"

Conversant will now receive 6% of shares of CSU as of today as a break-up fee if the deal does not close

 **The Board gave away its rights to entertain far better financial alternatives when it agreed to the Original Transactions,** which did not include the standard go shop period or disclose any break-up fee

 **The Amended Transactions now provide Conversant with a substantial break-up fee,** but does not provide the Board with a corresponding go shop period

- x **This break-up fee of 132,175 shares represents 6% of the Company today, and ~3% of Conversant's total deal value**

 **This material item is** conspicuously missing from the Company's October 1st Form 8-K summarizing the terms of this new deal

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THESE CONCERNING TERMS AND RICH SHARE ISSUANCES LEAVE ORTELIUS WITH NUMEROUS QUESTIONS

How can stockholders trust that this Board is acting in their best interest after reviewing the egregious terms of the Amended Transactions?

? How can the Board neglect to negotiate for a go-shop period when it is aware of multiple financing alternatives that have been put forth publicly by Ortelius and other parties?

? Was there gross negligence and/or willful misconduct in the decision-making process?

? What quid pro quos were accepted by the Board to result in this reckless agreement, especially when the prospects for gaining stockholder approval remain very uncertain?





WHAT ORTELIUS IS ASKING OF CSU STOCKHOLDERS TODAY

We urge you to vote **AGAINST** the Amended Transactions on our **GOLD PROXY CARD** to protect the value of your investment and position the Board to assess more attractive financing options



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